Rio Tinto

Notice to ASX/LSE

EXHIBIT 99.1

Rio Tinto releases third quarter 2026 production results

14 October 2026

Strong operational performance at Oyu Tolgoi copper and Pilbara iron ore

Rio Tinto Chief Executive Simon Trott said: "We delivered strong operational performance in the third quarter. Oyu Tolgoi copper production increased 29% year-to-date, with the operation running at a ~450 kt annualised rate in the quarter, and global iron ore sales are up 3% year-to-date. The Simandou iron ore mine hit an annualised production run-rate of ~10 Mtpa (100% basis) in the quarter as the project continues to ramp up.

"We are finishing the year with momentum, with significant opportunities to accelerate improvements in safety, productivity and reliability through implementation of our operating system. We remain on track for a $1.8 billion annualised productivity benefit run-rate by the end of 2026. Our major projects remain on schedule and budget, underwriting our growth profile to 2030.

"We made further significant steps in decarbonising our business in the third quarter, with our Pacific Aluminium smelter repowering arrangements now well progressed.

"Today, we announce that we have achieved more than $2 billion[1] of capital release year-to-date, as we actively manage our portfolio with discipline to maximise long-term value, as part of the $5 to 10 billion capital release program."

1. Executive Summary

- **Operational excellence:** ~1% YTD increase in copper equivalent (CuEq[2]) production, driven by growth from Oyu Tolgoi copper and Pilbara iron ore.
- **Copper:** Oyu Tolgoi production increased by 27% YoY in Q3 and 29% YTD. At Kennecott, we successfully completed the rebuild of the flash converting furnace at end-August ahead of plan.
- **Iron ore:** Q3 global iron ore sales were 90.8 Mt, up 3% YoY, while Pilbara sales increased 2% YoY. Simandou hit an annualised production run-rate of ~10 Mtpa (100% basis) in Q3 as the project ramps up and remains on track to reach a 60 Mtpa production run-rate during H2 2028[3].
- **Aluminium**: Consistent, stable performance across the full operating system. Pacific smelter repowering arrangements are now well progressed, following the Tomago and Bell Bay power agreements in Q3.
- **Lithium**: Production up 33% YTD despite adverse weather impacting Q3 operations. Fenix 1B ramp-up continues to progress well.

Production and sales[4]		Q3 2026	vs Q3 2025	vs Q2 2026	9 MTHS 2026	vs 9 MTHS 2025	2026 guidance[12]	Guidance status
Copper production (consolidated basis)	**kt**	**205**	**0%**	**-4%**	**646**	**+1%**	**800 - 870**	**Unchanged**
Global iron ore production[5] (100% basis)	Mt[11]	89.7	+2%	+3%	259.6	+4%	NA	NA
Pilbara iron ore production (100% basis)	Mt[11]	83.4	-1%	0%	245.7	+3%	NA	NA
Global iron ore sales[6] (100% basis)	**Mt[11]**	**90.8**	**+3%**	**+2%**	**255.3**	**+3%**	**343 - 366**	**Unchanged**
Pilbara iron ore sales[7] (100% basis)	Mt[11]	85.7	+2%	0%	243.3	+4%	323 - 338	**Unchanged**
Bauxite production	**Mt**	**15.7**	**-4%**	**+4%**	**44.2**	**-6%**	**58 - 61**	**Unchanged**
Alumina production[8]	**Mt**	**2.1**	**+10%**	**+3%**	**6.1**	**+9%**	**7.6 - 8.0**	**Unchanged**
Aluminium production[9]	**Mt**	**0.8**	**-2%**	**0%**	**2.52**	**0%**	**3.25 - 3.45**	**Unchanged**
Lithium carbonate equivalent (LCE) production[10]	**kt**	**13.0**	**+4%**	**-11%**	**40.3**	**+33%**	**61 - 64**	**Unchanged** (at lower end)

[1] Announced year-to-date. Completion and cash receipt is subject to entry into binding agreements and satisfaction of conditions precedent. We remain on track to announce around $5 billion in total of capital release initiatives by end 2026. [2] Copper equivalent (CuEq) volume = Rio Tinto's share of production volume / Volume conversion factor x Product price ($/t) / Copper price ($/t). Prices are based on long-term consensus prices. [3] The estimated annualised capacity of approximately 60 million dry tonnes per annum iron ore for the Simandou life of mine schedule was previously reported in a release to the Australian Securities Exchange (ASX) dated 6 December 2023 titled "Investor Seminar Presentation". Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed. [4] Rio Tinto share unless otherwise stated. [5] Iron Ore production for Pilbara operations and Iron Ore Company of Canada (IOC) refers to saleable production (after crushing, screening and beneficiation). For Simandou, it represents ore ready for train loading at the SimFer mine gate: final (tertiary) crushing of Simandou ore takes place in China. [6] Includes all shipments from Pilbara and IOC, including those to our Portside trading business; excludes shipments from our Portside trading business. It also includes Simandou sales. At our Dec-2025 Capital Markets Day, we announced the move to guide on global iron ore sales (100%): indicated sales ranges (all on 100% basis) - Pilbara of 323 - 338 Mt, IOC of 15 - 18 Mt and Simandou of 5 - 10 Mt. For the Simandou value chain to China: at full production targeting a ~75-to-90-day cycle, with customer collection up to a further 30 days (mine to recognised sales). [7] Pilbara iron ore sales range remains subject to the timing of approvals for planned mining areas and heritage clearances. [8] QAL production included on a 100% basis. [9] Includes primary aluminium only. [10] Year-to-date 2025 represents production since March following completion of the Arcadium acquisition. Q1 2025 LCE production was 5.6kt (6.5kt on a 100% basis); LCE shipments were 3.8kt (5.0kt on a 100% basis). [11] Wet metric tonnes. [12] See further notes in Section 2, 2026 guidance.

Rio Tinto | Third quarter operations review 1

2. Guidance Production/sales guidance is maintained1. Unit cost guidance is maintained2, 3, 4. Notes for the quarter: • Pilbara iron ore unit cash costs: impacts from external factors ◦ Diesel: Higher diesel prices increased unit costs by $0.9/t YTD vs 2025 YTD. Assuming the current spot price of ~$175/bbl for Q4, the full-year impact is expected to increase to $1.1/t. ◦ Foreign exchange: At US$0.70/A$, the full-year impact to unit costs is around $1.0/t relative to the guidance assumption of US$0.67/A$. 2026 Guidance Pilbara iron ore unit cash costs, free on board (FOB) basis - US$ per wet metric tonne 23.5 - 25.03 Copper C1 net unit costs (Kennecott, Oyu Tolgoi and Escondida) - US cents per lb 30 - 504 1 Guidance remains subject to weather impacts. 2 There will be timing differences between market rates and realised diesel prices due to contractual arrangements. 3 Subject to the impact of higher diesel prices and foreign exchange. Based on Australian dollar exchange rate of 0.67. 4 Gold price assumption is $4,026/oz (spot price as at 30 June 2026). 3. Group update Expenditure on exploration and evaluation • YTD pre-tax and pre-divestment expenditure on exploration and evaluation charged to the Income Statement was $692 million compared with $537 million in 2025. Approximately 50% of the spend was by the Copper product group, 28% by central exploration and other operations, and 22% by the Iron Ore product group. • Copper accounts for the majority of total expenditure on exploration and evaluation (included in the Copper product group and central exploration). Capital release We are systematically redeploying capital into higher-returning opportunities. To date, we have entered arrangements to release more than US$2 billion1 for redeployment through our capital allocation framework. This comprises: ◦ In July, we signed an agreement with Yindjibarndi WaterCo for the proposed sale of the Dampier Seawater Desalination Plant in Western Australia. ◦ We have agreed the sale of land in Kitimat, British Columbia, Canada, to LNG Canada for their Phase II project. Completion expected in Q4. ◦ We have entered into a non-binding arrangement for a lithium sales contract with a pre-payment component. ◦ We have completed a number of smaller non-core asset disposals as part of our ongoing portfolio optimisation. We are progressing other opportunities, with further announcements expected in 2026 as we deliver the initial ~$5 billion of the $5–10 billion capital release program announced at Capital Markets Day 2025. 1 Announced year-to-date. Completion and cash receipt is subject to entry into binding agreements and satisfaction of conditions precedent. Middle East conflict Ongoing disruptions in the Middle East continued to drive volatility in energy and freight markets. Operational impacts to Rio Tinto remained limited, with no material disruption to production or outbound supply chains. Rio Tinto’s fuel availability remained adequate, supported by inventory buffers and alternative sourcing. Conditions in the Strait of Hormuz remain highly volatile, and we continue to monitor developments and maintain contingency plans for further disruption. Rio Tinto | Third quarter operations review 2

4. Our markets Global economy: global growth moderated slightly through Q3 due to persistent geopolitical and energy market uncertainty. Developed market activity remained strong, supported by ongoing AI-linked investment and resilient manufacturing output. Chinese economy: domestic economic activity moderated in Q3, with strong export demand and manufacturing activity partly offset by weaker domestic consumption and investment. August’s industrial production grew 5% YoY, driven by a 17% YoY increase in high-tech manufacturing. Policy support remained focused on infrastructure, including grid and AI development. US economy: growth remained resilient, supported by AI-related investment, broader business spending and consumer demand. Inflation remained elevated, prompting the Federal Reserve to raise interest rates by 25 basis points in September. Copper • London Metal Exchange (LME) copper reached a record high of $6.74/lb ($14,850/t) in mid-August, supported by constrained mine supply, strong investor flows and optimism around AI-driven electricity demand. Prices averaged $6.40/lb ($14,110/t) for the quarter. • Copper mine supply remained constrained during Q3, with major storms in Chile adding to existing supply challenges. DRC production remained relatively resilient despite concerns around sulphur and sulphuric acid availability. • Uncertainty around potential US tariffs on refined copper cathode imports persisted through Q3, sustaining a premium between Chicago Mercantile Exchange (CME) and LME prices and driving continued US imports above underlying demand. • The copper concentrate market remained extremely tight in Q3, with spot treatment and refining charges ending the quarter at a record low of -$267/t. High sulphuric acid prices are helping to offset pressure on smelter economics. Iron ore • During Q3, iron ore prices were sustained in a narrow band around their $97/dmt 61% delivered (CFR) average. Higher seaborne freight costs compressed producer netbacks, particularly for longer haul Atlantic supply. Seaborne lump premiums rebounded by 33% QoQ, realigning to long-term historical average levels and the marginal cost of sintering in China. • China's finished steel consumption is estimated to have declined ~4% QoQ and ~2% YoY in Q3, while steel exports increased 3% YoY to a 122 Mt annualised rate, partly offsetting weaker domestic demand and supporting crude steel and pig iron production. • Seaborne iron ore supply declined 1% QoQ in Q3 in response to elevated operating and freight costs putting pressure on marginal supply. Of note, long-haul shipments outside Australia and Guinea declined by an estimated 8% MoM in September. • China's domestic iron ore production declined 8% YoY in Q3, affected by flooding, safety inspections and scheduled maintenance. Aluminium • LME aluminium averaged $3,226/t in Q3, 23% above the 2025 average but below the four-year high reached in Q2. • Middle East supply saw some recovery through Q3, with most of the smelting capacity curtailed earlier in the year remaining offline, while Chinese production remained close to its 45 Mt capacity cap. • The global aluminium market remained in deficit as ex-China demand showed early signs of recovery and reported inventories continued to decline. Regional physical premiums remained elevated, reflecting constrained metal availability and higher freight costs. Rio Tinto | Third quarter operations review 3

- Australian FOB alumina prices increased 8% during Q3 to $355/t as the ex-China market tightened, while Chinese bauxite CIF prices remained supported by elevated Capesize freight costs.

Lithium

- Lithium carbonate prices averaged around $19,000/t in Q3, supported by healthy demand amid announcements of potential supply restarts in Australia and Africa.
- Battery energy storage systems (BESS) remained the strongest source of lithium demand growth, with global shipments increasing 94% YoY in the first eight months of 2026 to an annualised rate of around 1,050 GWh. Total EV sales have moderated as policy support in China and North America continues to unwind.
- Lithium demand is gaining further support from larger battery packs across vehicle models and strong growth in commercial EVs.

Index prices	**Start of Q3 (01/07/26)**	**End of Q3 (30/09/26)**	***% change Start - end Q3***	**Q2 2026 average**	**Q3 2026 average**	***% change QoQ***
Iron ore ($/dmt CFR China, 61% index)[1]	98	93	**(5)%**	105	97	**(8)%**
Iron ore ($/dmt CFR China, 65% index)[2]	113	108	**(4)%**	122	113	**(7)%**
Copper (LME spot, c/lb)	597	657	**+10 %**	605	640	**+6 %**
Aluminium (LME spot, $/t)	3,075	3,204	**+4 %**	3,571	3,226	**(10)%**
Lithium carbonate (spot, $/t CIF China, Japan & Korea)[3]	20,250	16,850	**(17)%**	22,043	19,022	**(14)%**

[1] Monthly average Platts (CFR) index for 61% iron fines from 1 January 2026.
[2] Fastmarkets Iron ore 65% Fe Brazil-origin fines, CFR Qingdao, $/dmt.
[3] Fastmarkets index for Lithium carbonate min 99.5% Li_2CO_3 battery grade.

Rio Tinto | Third quarter operations review 4

5. Copper

Rio Tinto production[1] ('000 tonnes)	Q3 2026	vs Q3 2025	vs Q2 2026	9 MTHS 2026	vs 9 MTHS 2025
Copper					
Kennecott - Refined metal[2]	**12**	-10%	-43%	**66**	-31%
Escondida - Metal in concentrates	**63**	-29%	-17%	**216**	-18%
Escondida - Refined metal	**16**	+18%	-18%	**53**	+25%
Oyu Tolgoi - Metal in concentrates	**114**	+27%	+17%	**312**	+29%
Total copper production (consolidated basis[1])	**205**	0%	-4%	**646**	+1%

[1] Includes Oyu Tolgoi and Kennecott on a 100% consolidated basis, and Escondida on an equity share basis.
[2] We continue to process third party concentrate to optimise smelter utilisation, including 5 thousand tonnes of cathode produced from purchased concentrate in Q3 2026, and 25 thousand tonnes YTD. Purchased and tolled copper concentrates are excluded from reported production figures and guidance. Sales of cathodes produced from purchased concentrate are included in reported revenues.

Kennecott

- **Q3:**
  - After the flash converting breach in late June 2026, we successfully completed the rebuild - over approximately 70 days - at the end of August and the furnace has since returned to normal capacity. The outage drove lower cathode production in Q3.
  - Mined copper production increased QoQ on higher throughput, as Q2 was impacted by planned concentrator maintenance and a three-day safety stand-down in April. Grades and recoveries also increased.
  - As previously disclosed, geotechnical management activities in the open pit are ongoing to restore access to the planned mining areas.
  - Molybdenum production is expected to fall as planned through the rest of 2026 and into 2027 as the open-pit mining sequence moves into lower-molybdenum-bearing material, while gold production is expected to increase due to higher grades and recovery rates.
- **YoY:**
  - Lower cathode production due to the flash converting furnace breach, with mined copper converted into matte and accumulated ahead of the flash converting furnace for subsequent processing to cathode. Note: Q3 2025 production was weak, impacted by a 45-day planned smelter shutdown which commenced in early September.
  - Higher mined copper due to the timing of the annual concentrator shutdown which occurred in the third quarter in 2025 versus the second quarter in 2026.

Escondida

- **Q3:** lower concentrate production, reflecting lower throughput caused by scheduled maintenance, a safety stand-down following a fatal incident, planned lower concentrate feed grades and severe weather disruptions.
- **YoY:** lower concentrate production also reflected planned lower feed grades in line with mine sequence, scheduled maintenance, the safety stand-down and severe weather disruptions, partially offset by higher refined copper production.

Oyu Tolgoi

- **Q3:** increase in production driven by the continued ramp up of underground operations with higher recoveries.
- **YoY:** increase in production driven by the ramp up of underground operations, higher ore grades and improved recovery rates. Q3 2025 was impacted by a planned concentrator shutdown; the equivalent shutdown this year occurred in Q2.
- Open pit update: we have recently completed the latest phase of mining in a high gold-grade area of the pit and the next planned phases of the open pit mine sequence contain lower gold grades for the rest of 2026 and into 2027.

Rio Tinto | Third quarter operations review 5

• In June 2026, the Government of Mongolia agreed to commence work on resolution of the Entrée licence transfer for Panel 1. As this remains in progress, we continue to advance Panels 0 and 2 North followed by Panel 2 South. Panel 1 is expected to be the final panel brought into production. Mine plan options will continue to be assessed and optimised as appropriate. • As part of the periodic review required under the Shareholders Agreement, we formally signed the previously agreed adjustment to the Oyu Tolgoi shareholder loan interest rate during Q3. • Production ramp-up remains on track to reach an average of around 500 thousand tonnes of copper per year (100% basis and stated as recoverable metal) from 2028 to 20361, inclusive of ongoing sustaining capital expenditure associated with ramp-up activities. 1 The ~500 thousand tonnes per annum copper production target (stated as recoverable metal) for the Oyu Tolgoi underground and open pit mines for the years 2028 to 2036 was previously reported in a release to the ASX dated 11 July 2023 “Investor site visit to Oyu Tolgoi copper mine, Mongolia”. All material assumptions underpinning that production target and those production profiles continue to apply and have not materially changed. Rio Tinto | Third quarter operations review 6

6. Iron Ore

Pilbara operations

Rio Tinto share of production (Wet million tonnes)	Q3 2026	vs Q3 2025	vs Q2 2026	9 MTHS 2026	vs 9 MTHS 2025
Pilbara Blend and SP10 Lump[1]	23.2	-3%	-1%	69.0	+4%
Pilbara Blend and SP10 Fines[1]	32.9	-1%	+1%	96.8	+3%
Robe Valley Lump	1.6	-2%	-5%	4.9	0%
Robe Valley Fines	2.3	+19%	-6%	6.8	+10%
Yandicoogina Fines (HIY)	11.2	+3%	+3%	32.4	+4%
Total Pilbara production	71.2	-1%	0%	209.9	+3%
Total Pilbara production (100% basis)	83.4	-1%	0%	245.7	+3%

Rio Tinto share of sales (Wet million tonnes)	Q3 2026	vs Q3 2025	vs Q2 2026	9 MTHS 2026	vs 9 MTHS 2025
Pilbara Blend Lump	17.6	0%	-1%	50.4	+31%
Pilbara Blend Fines	33.0	-1%	-1%	94.3	+28%
Robe Valley Lump	1.3	0%	-12%	4.0	+3%
Robe Valley Fines	2.5	+12%	-14%	7.7	+8%
Yandicoogina Fines (HIY)	11.3	+5%	0%	31.0	+1%
SP10 Lump[1]	3.4	+16%	+47%	8.5	-56%
SP10 Fines[1]	5.2	+64%	+83%	11.7	-57%
Total Pilbara sales[2]	74.3	+4%	+3%	207.7	+4%
Total Pilbara sales (100% basis)[2]	85.7	+2%	0%	243.3	+4%
Total Pilbara sales (consolidated basis)[2, 3]	76.2	+4%	+3%	213.4	+4%

Production figures are sometimes more precise than the rounded numbers shown, hence small rounding differences may appear.
[1] SP10 includes other lower grade products.
[2] Sales includes material shipped from the Pilbara to our portside trading facility in China which may not be sold onwards by the group in the same period.
[3] While Rio Tinto has a 53% net beneficial interest in Robe River Iron Associates, it recognises 65% of the assets, liabilities, sales revenues and expenses in its accounts (as 30% is held through a 60% owned subsidiary and 35% is held through a 100% owned subsidiary). The consolidated basis sales reported here include Robe River Iron Associates on a 65% basis to enable comparison with revenue reported in the financial statements.

- **Q3 production:** strong mine performance continued through Q3 supported by ongoing productivity initiatives.
- **Q3 sales:** +2% YoY, supported by mine performance and sustained healthy port inventories.
  - Port outload capacity will be impacted during some quarters in 2027 and 2028 with several scheduled major capital projects underway (including Parker Point reclaimers) to improve system flexibility and prepare for the Rhodes Ridge project.
- **Q3 sales:** 9% of sales priced by reference to the prior quarter's average index lagged by one month:
  - Remainder sold either on current quarter average, month average or on the spot market.
  - 26% of sales were made on a free on board (FOB) basis, with remainder sold including freight.
- **Q3 portside sales in China:** 4.7 Mt (4.9 Mt in Q3 2025)
  - 71% of our portside sales were either screened or blended in Chinese ports.
  - End-September inventory levels at portside were 3.7 Mt, including 2.4 Mt of Pilbara product.

Rio Tinto | Third quarter operations review 7

Iron Ore Company of Canada (IOC)

Production and sales (Wet million tonnes)	Q3 2026	vs Q3 2025	vs Q2 2026	9 MTHS 2026	vs 2025
Pellets and concentrate production (Rio Tinto Share)	**2.2**	-5%	+30%	**6.0**	-16%
Pellets and concentrate production (100%)	**3.8**	-5%	+30%	**10.2**	-16%
Pellets and concentrate sales[1] (100%)	**3.8**	-6%	+20%	**10.2**	-14%

[1] Sales includes material shipped from IOC to our portside trading facility in China which may not be sold onwards by the group in the same period.

- **Q3 production:** up 30% QoQ (down 5% YoY). Operational focus remains on progressively improving pit health. This has been supported by mine sequencing and an increase in total material movement.
- **Q3 sales:** up 20% QoQ (down 6% YoY) reflecting higher concentrator feed and a return to normal in-load rates at the port following the ore dumper replacement.

Simandou

Production and sales (Wet million tonnes)	Q3 2026	vs Q3 2025	vs Q2 2026	9 MTHS 2026	vs 2025
Fines production (Rio Tinto share)[1,2]	**1.1**	NA	+273%	**1.7**	NA
Fines production (100%)[1,2]	**2.5**	NA	+273%	**3.7**	NA
Fines shipped (100%)	**2.2**	NA	+36%	**4.4**	NA
Fines sales (100%)	**1.3**	NA	+210%	**1.7**	NA

[1] Simandou production represents ore ready for train loading at the SimFer mine gate.
[2] 2.3 Mt (100% SimFer) of crushed iron ore (1 Mt, Rio Tinto share) was produced in 2025 and was recorded for the first time in Q4 2025, some of which required reprocessing in 2026.

- **Q3 production:** a ~10 Mtpa (100%) production run-rate was achieved in Q3. Fixed-plant commissioning and operational readiness continued to progress as planned, supporting the transition to permanent plant infrastructure in Q4.
- **Stockpiles**: as at the end of September, 7.9 Mt of uncrushed ore was stockpiled at the mine, which contributes to 11.1 Mt across the entire system including the Guinean port, on ships and in China ports.
- **Q3 sales:** 2.2 Mt (100%) was shipped to China and sales totalled 1.3 Mt.
    - Simandou value chain to China: at full production targeting a ~75-to-90-day cycle, with customer collection up to a further 30 days (mine to recognised sales).

Rio Tinto | Third quarter operations review 8

7. Aluminium & Lithium

Aluminium

Rio Tinto share of production ('000 tonnes)	Q3 2026	vs Q3 2025	vs Q2 2026	9 MTHS 2026	vs 9 MTHS 2025
Bauxite	**15,745**	-4%	+4%	**44,225**	-6%
Bauxite third party shipments[1]	**11,574**	-2%	+9%	**31,409**	-5%
Alumina[2]	**2,071**	+10%	+3%	**6,111**	+9%
Aluminium	**842**	-2%	0%	**2,518**	0%
Recycled aluminium	**69**	+3%	-1%	**200**	-4%

[1] *Reminder: Sangaredi's third-party bauxite shipments for 2025 and Q1 2026 were restated following a reclassification between internal and third-party shipments. This has no impact on total bauxite shipments.*
[2] *As stated in our Q1 2026 report, we have included QAL on a 100% basis from 2026.*

Bauxite

- **Q3:** production increased 4% QoQ, as Weipa operations continued to recover from the Q1 weather disruption, partially offset by timing of a major maintenance on the off-loading line (10 days) at CBG (Sangaredi) in Guinea. Production was 4% lower YoY, primarily reflecting planned shutdowns at Weipa in August.

Alumina

- **Q3:** production increased 3% QoQ, with reliability improving at QAL, Yarwun and Vaudreuil. Production increased 10% YoY, primarily reflecting QAL being reported on a 100% basis from 2026.
- **Yarwun** production is expected to reduce by 40% in Q4 2026, as announced in November 2025, due to tailings constraints. The change is expected to reduce annual production by approximately 1.2 Mt and extend the refinery life to 2035.

Aluminium

- **Q3:** production was stable QoQ (down -2% YoY) with the completion of the planned Arvida smelter closure offset by improved performance across the remaining portfolio.
  - **Kitimat:** production increased YoY as the smelter operated at higher pot and amperage levels, supported by improved underlying performance and reservoir levels.
  - **Boyne:** production increased YoY, reflecting improved operating stability and higher output.
  - **AP60 and Arvida:** AP60 continued to ramp up, while the final Arvida potlines closed in June 2026 as planned.
- **Pacific smelter repowering arrangements:** now well progressed, following the Tomago and Bell Bay power agreements in Q3 (see further details on page 18).

Tariffs

- **Q3:** all produced metal was shipped, with sales pricing, product mix and shipping destinations flexed to optimise outcomes in a changing market environment.

	H1 2026	Q3 2026
Total RTA shipments - US destination, kt[1]	585	**255**
Total RTA tariff cost, $m	773	**430**
Average mid-west premium duty paid[2], $/tonne	2,406	**2,420**
Average realised tariff costs - US destination, $/tonne	1,322	**1,685**

[1] *Including both tariff impacted and exempt products.*

[2] *Mid-west premium duty paid applies to approximately 32% of our total volumes in Q3 2026.*

Rio Tinto | Third quarter operations review 9

Recycled aluminium

- **Q3:** recycled aluminium production was broadly stable QoQ and increased 3% YoY. Improved output at the remaining US facilities more than offset lower Canadian production. YTD volumes remained 4% below 2025, reflecting the closure of the Canton, Ohio facility in mid-2025 as part of the reshaping of the downstream portfolio.

Lithium

Rio Tinto share of production ('000 tonnes)	Q3 2026	vs Q3 2025	vs Q2 2026	9 MTHS 2026	9 MTHS 2025	vs 9 MTHS 2025
Lithium carbonate	12.2	+9%	-12%	38.4	26.7	+44%
Lithium hydroxide	5.8	-4%	+9%	16.6	13.3	+25%
Spodumene	0.0	NA	NA	0.0	9.1	NA
Other specialities (LCE)	1.2	-32%	+11%	3.0	3.4	-10%
Total lithium carbonate equivalent (LCE) production[1,2]	13.0	+4%	-11%	40.3	30.4	+33%

[1] The lithium value chain is vertically integrated and as a result production volumes are not additive. Lithium Carbonate Equivalent (LCE) is derived from volumes of lithium carbonate, lithium chloride, and spodumene concentrate. These compounds are used as feedstock in downstream production.
[2] Year-to-date 2025 represents production since March following completion of the Arcadium acquisition. Q1 2025 LCE production was 5.6kt (6.5kt on a 100% basis); LCE shipments were 3.8kt (5.0kt on a 100% basis).

- **Q3:** impacted by planned maintenance and weather.
  - **Olaroz:** production was affected by planned annual maintenance and lower lithium concentration in the ponds following weather events.
  - **Fenix:** line 1B ramp-up is progressing well. Planned annual maintenance on Lines 0 and 1A, and severe weather in July, affected production during the quarter.
  - **Sal de Vida:** ramp-up is progressing slower than anticipated due to available uptime of key equipment.
- **YTD:** 2025 YTD reflects Mt Cattlin in operation in Q1 2025 (now in care and maintenance since end of March 2025).
- To note**:** full year production expected at the low end of the guidance range, primarily reflecting the slower ramp-up at Sal de Vida.

Rio Tinto | Third quarter operations review 10

8. Borates and TiO2 Rio Tinto share of production (’000 tonnes) Q3 2026 vs Q3 2025 vs Q2 2026 9 MTHS 2026 vs 9 MTHS 2025 Borates - B2O3 content 132 +3% -4% 396 +5 % Titanium dioxide slag - TiO2 217 -17% -4% 662 -12 % We are advancing our strategic reviews and are actively testing the market for our Borates business and evaluating options for Rio Tinto Iron & Titanium. Borates • Q3: delivered solid production supported by continued strong market conditions. Iron & Titanium • Q3: continued to align production with market demand, operating six (of nine) furnaces in Quebec and three (of four) furnaces at Richards Bay Minerals. Rio Tinto | Third quarter operations review 11

9. Capital Projects

Project	Total capital cost (100% unless otherwise stated)	Status/Milestones
Copper		
Project: Kennecott open pit extension **Location:** Utah, United States **Ownership:** Rio Tinto (100%) **Approval:** 2019 **To note:** The project scope includes mine stripping activities and some infrastructure development, including tailings facility expansion. The project will allow mining to continue into a new area of the orebody between 2026 and 2032.	$1.8bn	• Stripping will continue through 2027 with sustainable ore production from the second phase of the pushback expected to be reached in H2 2027.
Project: Kennecott North Rim Skarn (NRS) underground development[1] **Location:** Utah, United States **Ownership**: Rio Tinto (100%) **Capacity:** around 250 kt through to 2033[2] **Approval:** June 2023 **First production:** Achieved Q4 2025 **To note:** Original approval for $0.5bn with a further $0.1bn approved in December 2024 for additional infrastructure and geotechnical controls.	$0.6bn	• Through to early September, underground production continued to ramp-up, with improving stope availability and higher ore movement through the quarter, while development advanced into more favourable ground conditions. • A seismic event occurred on 10 September. The mine plan sequence and potential impacts are being assessed following an external geotechnical review.
Iron ore		
Project: Brockman (Brockman Syncline 1) **Location:** WA, Australia **Ownership:** 100% **Capacity:** 34 Mtpa **Approval:** March 2025 **Planned first production:** 2027 **To note:** The project is to extend the life of the Brockman regions in WA.	$1.8bn	• Bulk earthworks progressed, with the final supporting infrastructure package, the administration building, awarded in July 2026. • Critical path items advancing, focus shift to construction execution and module delivery management. • First production remains on track for 2027.
Project: Hope Downs 2 (incl. Bedded Hilltop) **Location:** WA, Australia **Ownership:** Rio Tinto (50%) and Hancock Prospecting (50%) **Capacity:** 31 Mtpa **Approval:** June 2025 **Planned first production:** 2027 **To note:** The project is to extend the life of the Hope Downs 1 operation in WA.	$0.8bn (Rio Tinto share)	• Construction remains ahead of plan, with strong progress across civil works, haul roads and non-process infrastructure. • Key infrastructure delivered - Hope Downs 2 Satellite Facility, Great Northern Highway realignment opening. • First production from haulage remains on track for 2027.
Project: West Angelas Sustaining **Location:** WA, Australia **Ownership:** Rio Tinto (53%), Mitsui Iron Ore (33%) and Nippon Steel (14%) **Capacity:** 35 Mtpa **Approval:** October 2025 **Planned first production:** 2027 **To note:** The project is to extend the life of the West Angelas hub in WA.	$0.4bn (Rio Tinto share)	• Construction activities progressed in line with plan. • All major contracts awarded with non-process infrastructure and services contractors mobilised to site in Q3 2026. • First production remains on track for 2027.

Rio Tinto | Third quarter operations review 12

Project	Total capital cost (100% unless otherwise stated)	Status/Milestones
Iron ore		
Project: Simandou **Location:** Guinea, Africa **SimFer mine ownership:** SimFer (85%), Government of Guinea (GoG) (15%) **SimFer mine capacity:** 60 Mtpa[3] (27 Mtpa RT share) **Approval:** July 2024 **Start date:** first shipment in December 2025 **To note:** Investment in the Simandou high-grade iron ore project in Guinea in partnership with CIOH, a Chinalco-led consortium (the SimFer joint venture) and co-development of the rail and port infrastructure with Winning Consortium Simandou[4] (WCS), Baowu and the Republic of Guinea (the partners) for the export of up to 120 Mtpa of iron ore mined by SimFer's and WCS's respective mining concessions.[5] The SimFer joint venture[6] will develop, own and operate a 60 Mtpa[3] mine in blocks 3 & 4. WCS will construct the project's ~536 kilometre shared dual track main line, a 16 kilometre spur connecting its mine to the mainline as well as the WCS barge port, while SimFer will construct the ~70 kilometre spur line, connecting its mining concession to the main rail line, and the transhipment vessel (TSV) port.	$6.2bn (Rio Tinto share)	• Ore continues being railed from the SimFer mine to the main rail line via the SimFer rail spur and shipped through the WCS port while construction of the SimFer port is finalised. Commissioning of key infrastructure remains targeted through 2026, supporting ramp up towards full production rates during H2 2028. • Non-managed infrastructure – our partners confirm that construction is progressing well and is on track. • SimFer mine is progressing to plan, with ~84% completed - bulk earthworks and permanent facilities construction continues, with load commissioning and first ore through one of the two primary crushers expected in Q4 2026. • SimFer rail infrastructure locomotive fleet continuing to expand in-line with plan to support production ramp-up. • SimFer port and marine infrastructure continue to progress to plan with 92% completed - fabrication and assembly of trans-shipment vessels advancing with the first vessel arriving into Guinea late in the quarter. As part of commissioning activities, first ore through the Simfer port is expected in Q4 2026. • Workforce across all the SimFer scope of mine, rail and port is 17,430 with 75% Guinean participation.
Aluminium		
Project: Low-carbon AP60 aluminium smelter **Location:** Quebec, Canada **Ownership:** Rio Tinto (100%) **Capacity:** Project will add 96 new AP60 pots, increasing AP60 capacity by 160,000 tonnes of primary aluminium per annum **Approval:** June 2023 **Start date:** First hot metal achieved in March 2026. **To note:** The investment includes up to $113 million of financial support from the Quebec government. This new capacity is expected to be in addition to 30,000 tonnes of new recycling capacity at Arvida, which has been rescheduled to open in H1 2027.	$1.5bn	• Construction is nearing completion and demobilisation is underway. • Pot commissioning and ramp-up will continue through 2026, with full capacity targeted during 2027.
Lithium		
Project: Rincon expansion **Location:** Salta province, Argentina **Ownership:** Rio Tinto (100%) **Capacity:** 60ktpa (battery grade lithium carbonate) **Approval:** December 2024 **Planned first production:** 2028 with three-year ramp-up to full capacity **To note:** Project consists of the 3ktpa starter plant and 57ktpa expansion program. The mine is expected to have a 40-year[7] life and operate in the first quartile of the cost curve.	$2.5bn	• Construction is progressing across key areas, including major earthworks, concrete, tanks, and supporting infrastructure. The camp expansion is substantially complete, and first powerline has been energised. • First production remains on track for 2028.

Rio Tinto | Third quarter operations review 13

Project	Total capital cost (100% unless otherwise stated)	Status/Milestones
Lithium		
Project: Nemaska Lithium **Location:** Quebec, Canada **Ownership:** Rio Tinto (53.9%) and Government of Québec (46.1%). **Capacity:** 28ktpa LCE (100%) **First production:** planned in 2028 **To note:** product is integrated lithium hydroxide.	$1.1bn (Rio Tinto share)	• Following the in-depth review of the Bécancour project, construction activity remains at reduced levels, while asset preservation and site integrity activities continue. • The strategic review of the Whabouchi and Galaxy development alternatives continues with our partners, with a decision expected in Q4 2026.
Iron & Titanium		
Project: Zulti South **Location:** Richards Bay, South Africa **Ownership:** Rio Tinto (74%), Blue Horizon Investments (24%) and Employee Share Participation Trust (ESPS) (2%) **Capacity:** Extend mine life to 2050 **Approval:** March 2026 **Planned first production:** Q4 2028 **To note:** Construction commenced in H1 2026 and will take 30 months to be completed with initial commercial production expected in Q4 2028. This first phase will support Richards Bay Mineral's (RBM's) supply of zircon and ilmenite, while the second phase will follow as part of the long-term development strategy.	$0.35bn (Rio Tinto share)	• Early construction and site establishment continue to advance.

1. *The NRS Mineral Resources and Ore Reserves, together with the Lower Commercial Skarn (LCS) Mineral Resources and Ore Reserves, form the Underground Skarns Mineral Resources and Ore Reserves.*

2. *The 250 thousand tonne copper production target for the Kennecott underground mines over the years 2023 to 2033 was previously reported in a release to the Australian Securities Exchange (ASX) dated 20 June 2023 "Rio Tinto invests to strengthen copper supply in US". All material assumptions underpinning that production target continue to apply and have not materially changed.*

3. *The estimated annualised capacity of approximately 60 million dry tonnes per annum iron ore for the Simandou life of mine schedule was previously reported in a release to the Australian Securities Exchange (ASX) dated 6 December 2023 titled "Investor Seminar Presentation". Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed.*

4. *WCS is the holder of Simandou North Blocks 1 & 2 (with the Government of Guinea holding a 15% interest in the mining vehicle and WCS holding 85%) and associated infrastructure. WCS was originally held by WCS Holdings, a consortium of Singaporean company, Winning International Group (50%) and Weiqiao Aluminium (part of the China Hongqiao Group) (50%). On 19 June 2024, Baowu Resources completed the acquisition of a 49% share of WCS mine and infrastructure projects with WCS Holdings holding the remaining 51%. In the case of the mine, Baowu also has an option to increase to 51% during operations. During construction, SimFer will hold 34% of the shares in the WCS infrastructure entities with WCS holding the remaining 66%.*

5. *WCS holds the mining concession for Blocks 1 & 2, while SimFer holds the mining concession for Blocks 3 & 4. SimFer and WCS will independently develop their mines.*

6. *SimFer Jersey Limited is a joint venture between the Rio Tinto Group (53%) and Chalco Iron Ore Holdings Ltd (CIOH) (47%), a Chinalco-led joint venture of leading Chinese SOEs (Chinalco (75%), Baowu (20%), China Rail Construction Corporation (2.5%) and China Harbour Engineering Company (2.5%)). SimFer S.A. is the holder of the mining concession covering Simandou Blocks 3 & 4, and is owned by the Guinean State (15%) and SimFer Jersey Limited (85%). SimFer Infraco Guinée S.A. will deliver SimFer's scope of the co-developed rail and port infrastructure, and is co-owned by SimFer Jersey (85%) and the Guinean State (15%). SimFer Jersey will ultimately own 42.5% of La Compagnie du Transguinéen, which will own and operate the co-developed infrastructure during operations.*

7. *The production target of approximately 53 kt of battery grade lithium carbonate per year for a period of 40 years was previously reported in a release to the ASX dated 4 December 2024 titled "Rincon Project Mineral Resources and Ore Reserves: Table 1". Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed. Plans are in place to build for a capacity of 60 kt of battery grade lithium carbonate per year with debottlenecking and improvement programs scheduled to unlock this additional throughput. Capacity of 60ktpa is comprised of 3ktpa starter plant, 50ktpa full scale plant and 7ktpa additional optimisation.*

Rio Tinto | Third quarter operations review 14

10. Future Projects Project Status Copper: Resolution Location: Arizona, US Ownership: Rio Tinto (55%), BHP (45%) To note: proposed underground copper mine in the Copper Triangle, in Arizona. • Surface resource delineation and definition drilling are ongoing; additional rigs planned for November 2026 and January 2027. • Underground cover-hole drilling commenced on 31 August, two months ahead of plan, with completion expected by end- October. • Underground enabling works to upgrade the existing infrastructure in Shafts 9 and 10 in preparation for material handling associated with underground development are progressing. • Engineering work to enable procurement of long lead items (power, hoisting) continue to advance following completion of the land exchange. • Land exchange commitments/benefits and engagement with Native American Tribes, local communities and regulators continue to progress. This includes a $54M Native American Trust. • On 29 September, the Ninth Circuit declined an en banc challenge to the land exchange; further appeal to the US Supreme Court remains possible. Copper: Winu Location: WA, Australia Ownership: Rio Tinto (70%), Sumitomo Metal Mining (SMM) (30%) To note: In late 2017, we discovered copper-gold mineralisation at the Winu project (Paterson Province in Western Australia). In 2021, we reported our first Indicated Mineral Resource. The pathway remains subject to regulatory and other required approvals. Project Agreement negotiations with the Martu Traditional Owner Group remains our priority. • The Project Agreement with Nyangumarta Warrarn Aboriginal Corporation was signed on 8 September 2026, marking a key project milestone. • The EPA released the Environmental Review Document for public review on 27 August 2026; the review period closes on 22 October 2026. • The mining lease was granted on the 22 September 2026. • The feasibility study for processing capacity up to 10 Mtpa remains on track for completion around the end of 2026. • Discussions continue with the Martu Traditional Owner Group to secure airstrip and water access. • Full potential exploration drilling underway. Copper: La Granja Location: Cajamarca, Peru Ownership: Rio Tinto (45%), First Quantum Minerals (55%) To note: In August 2023, we completed a transaction to form a joint venture with First Quantum Minerals (FQM) that will work to unlock the development of the La Granja project, one of the largest undeveloped copper deposits in the world, with potential to be a large, long-life operation. FQM acquired its stake for $105m. It will invest up to a further $546m into the joint venture to sole fund capital and operational costs to take the project through a feasibility study and toward development. • Project development continues to focus on advancing permitting, baseline environmental and social studies and stakeholder engagement, following publication of the updated Mineral Resource in May 20261. Iron Ore: Rhodes Ridge Location: WA, Australia Ownership: Rio Tinto (50%), Mitsui & Co. (40%), AMB Holdings Pty Ltd (10%)2 Capacity: 40 to 50 Mtpa First ore: end of decade To note: The Rhodes Ridge Joint Venture has approved a feasibility study to progress development of the first phase of the Rhodes Ridge project. The feasibility study will assess development of an operation with initial annual production capacity of 40 to 50 Mtpa. This study commenced in Q1 2026 as planned, and is expected to conclude in 2029. The development will use Rio Tinto’s rail, port and power infrastructure. Following completion of the pre-feasibility study and with the environmental referral planned, we aim to progress toward reporting an initial Ore Reserve for Rhodes Ridge in 2026, contingent on continued review of all relevant modifying factors. • The feasibility study remains on track to be completed in 2029 subject to relevant approvals. Rio Tinto | Third quarter operations review 15

Project Status Aluminium: Arctial partnership Location: Finland To note: Partnership agreement formed in 2025 with the Swedish investment company Vargas, Mitsubishi Corporation and other international and local industry partners to study a low carbon aluminium greenfield opportunity in Finland. As the strategic industrial partner, Rio Tinto will provide the Arctial partnership with access to its proven industry-leading AP60 technology and assist in what would be the first AP60 deployment in an aluminium smelter outside Quebec, Canada. • The JV partners approved progressing the Arctial project into feasibility stage in Q3. A study team has been mobilised in Finland and work is underway. • Engagements on environmental permits continue to progress in parallel. Aluminium: Kangwinan Location: Queensland, Australia To note: Proposed expansion to increase annual bauxite production capacity from Rio Tinto’s Weipa Southern operations, by up to 20 million tonnes, in addition to the current 23 million tonnes, and expand export capacity through the Amrun port. This would largely replace the tonnages lost when Gove and Andoom come to the end of their mine lives. Early works commenced in May 2025, with first production targeted as early as 2029. • Continuing to progress through studies, approvals and early works. Final investment decision expected in Q4 2026. Lithium: 30 in 30 Location: Argentina future hubs • Developing the blueprint in 2026 for two future hubs, targeting $30/kg capital intensity with a 30-month timeline for development and <$5/kg C1 operating costs. Lithium: Maricunga and Altoandinos Location: Atacama region, Chile To note: Binding agreement to form a joint venture (JV) with Codelco to develop and operate the high-grade Salar de Maricunga project. Binding agreement with ENAMI to form a JV to develop the Salares Altoandinos project. • Agreement closure expected in late 2026 / early 2027 (for both Maricunga and Altoandinos), subject to receipt of all applicable regulatory approvals and satisfaction of other customary closing conditions. 1. The La Granja Mineral Resource estimate is sourced from First Quantum Minerals Ltd. Quote from the First Quantum release: “the Report was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) with an effective date of December 31, 2025.” 2. Mitsui holds its 40% interest through an entity named SPC Blue Pty Ltd and AMB holds its 10% interest through Rhodes Ridge Mining (No 1) Pty Ltd, a wholly owned subsidiary of Wright Prospecting Pty Ltd, that is managed and controlled by AMB. Rio Tinto | Third quarter operations review 16

11. Exploration and evaluation

Commodities	Advanced projects	Greenfield/ Brownfield programs	QoQ change
Copper	Nuevo Cobre, Chile Comita, Colombia	Greenfield: Argentina[1], Angola, Australia, Canada, Chile, China, Colombia, Kazakhstan, Peru, Papua New Guinea, Serbia[1], Türkiye[1], USA and Zambia	Activities concluded in Laos. Strategic investment in Mogotes Metals relating to their Filo Sur[1] project in Argentina.
Iron Ore	Pilbara, Australia	Greenfield and Brownfield: Pilbara, Australia	NA
Bauxite		Greenfield: Australia	NA
Lithium		Greenfield: Australia	Activities concluded in Rwanda.
Other	Chiri, Angola (diamonds)		Kasiya[1], Malawi (titanium) removed as project as part of strategic review

1. Non-operated.

- Overall, Rio Tinto has a strong portfolio of exploration projects with activity in 13 countries across five commodities. During the quarter, Rio Tinto continued to progress a range of high-quality copper exploration opportunities. This included making a strategic investment in Mogotes Minerals and forming a strategic & technical alliance covering the Filo Sur copper project in Argentina.

Rio Tinto | Third quarter operations review 17

12. Third quarter public releases 22 July 2026 | Rio Tinto signs bio pellet supply agreement for Gladstone alumina refineries 27 July 2026 | Rio Tinto and WA Government sign agreements with Yindjibarndi WaterCo for proposed sale of Dampier Seawater Desalination Plant 29 July 2026 | Rio Tinto: Step-change in performance delivering higher shareholder returns 12 August 2026 | Perth Lynx and Rio Tinto strengthen commitment to growing basketball in WA 13 August 2026 | Rio Tinto welcomes agreement to secure long-term future of Tomago Aluminium 22 August 2026 | Perth Wildcats and Rio Tinto launch new elite development pathway for Pilbara basketballers 22 August 2026 | Rio Tinto celebrates 60 years in Western Australia 8 September 2026 | Ngarlawangga Aboriginal Corporation and Rio Tinto sign Interim Modernised Agreement 10 September 2026 | Nyangumarta Warrarn Aboriginal Corporation and Rio Tinto sign milestone agreement for Winu Project 15 September 2026 | Perth Wildcats and Rio Tinto strengthen partnership with three-year extension 21 September 2026 | Colours of our Country returns for its 21st year 22 September 2026 | ALNF and Rio Tinto partner to strengthen First Nations languages 28 September 2026 | Shougang Group and Rio Tinto commission an industrial-scale carbon capture trial facility for blast furnace gas 28 September 2026 | Rio Tinto and RevoCast partner to expand low-carbon aluminium billet supply in North America Rio Tinto | Third quarter operations review 18

Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin M +61 419 103 454 Media Relations, Canada Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +61 477 599 714 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Matthew Whyte, Rio Tinto’s Group Company Secretary. riotinto.com UK LEI: 213800YOEO5OQ72G2R82 AU LEI: 529900X2VMAQT2PE0V24 Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State Forward-looking statements This announcement includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, production guidance, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statement. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. A discussion of the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements can be found in Rio Tinto’s most recent Annual Report and accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of the risk factors discussed in such documents, and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share. Past performance cannot be relied on as a guide to future performance. Rio Tinto | Third quarter operations review 19

Rio Tinto production summary
Rio Tinto share of production

		Quarter					9 Months		% change		
		Q3 2025	Q4 2025	Q1 2026	Q2 2026	**Q3 2026**	2025 9 MTHS	**2026 9 MTHS**	Q3 26 vs Q3 25	Q3 26 vs Q2 26	9 MTHS 2026 vs 9 MTHS 2025
Principal commodities											
Alumina	**('000 t)**	1,888	1,969	2,038	2,002	**2,071**	5,623	**6,111**	+10%	+3%	+9%
Aluminium (Primary)	**('000 t)**	857	852	835	841	**842**	2,528	**2,518**	-2%	0%	0%
Bauxite	**('000 t)**	16,392	15,397	13,281	15,200	**15,745**	47,002	**44,225**	-4%	+4%	-6%
Copper (consolidated)	**('000 t)**	204	240	229	213	**205**	643	**646**	0%	-4%	+1%
Iron Ore (a)	**('000 t)**	74,168	80,515	70,045	72,949	**74,573**	210,124	**217,567**	+1%	+2%	+4%
Lithium carbonate equivalent (LCE) (b)	**('000 t)**	12.5	15.4	12.7	14.6	**13.0**	30.4	**40.3**	+4%	-11%	+33%
Other Metals & Minerals											
Borates	**('000 t)**	128	124	128	137	**132**	377	**396**	+3%	-4%	+5%
Diamonds	**('000 cts)**	1,137	1,112	1,041	33	**0**	3,317	**1,074**	-100%	-100%	-68%
Gold (consolidated)	**('000 oz)**	167.8	205.8	175.1	159.5	**169.1**	413.5	**503.8**	+1%	+6%	+22%
Molybdenum	**('000 t)**	1.3	1.7	2.5	1.5	**0.9**	3.5	**4.9**	-31%	-38%	+41%
Salt	**('000 t)**	1,197	1,342	951	1,176	**828**	3,408	**2,955**	-31%	-30%	-13%
Silver - mined	**('000 oz)**	1,233	1,650	1,777	1,336	**1,474**	3,866	**4,587**	+20%	+10%	+19%
Silver - refined	**('000 oz)**	254	439	632	327	**335**	1,399	**1,293**	+32%	+2%	-8%
Titanium dioxide slag	**('000 t)**	261	222	218	227	**217**	753	**662**	-17%	-4%	-12%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page or reported for the first time. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the year to date figures.

(a) Iron Ore production for Pilbara operations and Iron Ore Company of Canada refers to saleable production (after crushing, screening and beneficiation). For Simandou, it represents ore ready for train loading at the SimFer mine gate: final (tertiary) crushing of Simandou ore takes place in China. Simandou value chain to China : at full production targeting a ~75-to-90-day cycle, with customer collection up to a further 30 days (mine to recognised sales).

(b) Year-to-date 2025 represents production since March following completion of the Arcadium acquisition. Q1 2025 LCE production was 5.6kt (6.5kt on a 100% basis); LCE shipments were 3.8kt (5.0kt on a 100% basis).

Rio Tinto | Third quarter operations review 20

Rio Tinto share of production

	Rio Tinto interest	Q3 2025	Q4 2025	Q1 2026	Q2 2026	**Q3 2026**	9 MTHS 2025	**9 MTHS 2026**
ALUMINA								
Production ('000 tonnes)								
Jonquière (Vaudreuil)	100 %	323	351	349	322	**332**	1,018	**1,003**
Jonquière (Vaudreuil) specialty Alumina plant	100 %	26	29	28	28	**31**	81	**87**
Queensland Alumina	80 %	697	710	839	859	**898**	2,081	**2,596**
São Luis (Alumar)	10 %	98	98	98	97	**96**	281	**291**
Yarwun	100 %	743	781	724	695	**715**	2,162	**2,134**
Rio Tinto total alumina production		1,888	1,969	2,038	2,002	**2,071**	5,623	**6,111**
ALUMINIUM								
Primary production ('000 tonnes)								
Australia - Bell Bay	100 %	49	48	47	47	**48**	142	**142**
Australia - Boyne Island	74 %	94	93	91	92	**95**	277	**278**
Australia - Tomago	52 %	75	76	73	74	**76**	220	**222**
Canada - six wholly owned	100 %	397	386	378	379	**374**	1,176	**1,132**
Canada - Alouette (Sept-Îles)	40 %	60	63	63	63	**63**	183	**190**
Canada - Bécancour	25 %	30	30	29	29	**29**	88	**87**
Iceland - ISAL (Reykjavik)	100 %	51	52	52	53	**53**	150	**157**
New Zealand - Tiwai Point	100 %	82	83	82	83	**84**	232	**249**
Oman - Sohar	20 %	20	20	20	20	**20**	60	**60**
Rio Tinto total primary aluminium production		857	852	835	841	**842**	2,528	**2,518**
Recycled production ('000 tonnes)								
Matalco	50 %	68	62	61	70	**69**	207	**200**
Rio Tinto total recycled aluminium production		68	62	61	70	**69**	207	**200**
BAUXITE								
Production ('000 tonnes) (a)								
Gove	100 %	3,244	3,040	3,109	3,229	**3,154**	9,688	**9,491**
Porto Trombetas	22 %	690	659	523	578	**685**	1,884	**1,786**
Sangaredi	(b)	1,671	1,676	1,746	1,986	**1,610**	5,988	**5,342**
Weipa	100 %	10,788	10,021	7,903	9,407	**10,296**	29,442	**27,605**
Rio Tinto total bauxite production		16,392	15,397	13,281	15,200	**15,745**	47,002	**44,225**

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(b) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.

Rio Tinto | Third quarter operations review 21

Rio Tinto share of production

	Rio Tinto interest	Q3 2025	Q4 2025	Q1 2026	Q2 2026	**Q3 2026**	9 MTHS 2025	**9 MTHS 2026**
BORATES								
Production ('000 tonnes B_2O_3 content)								
Rio Tinto Borates - borates	100 %	128	124	128	137	**132**	377	**396**
COPPER								
Mine production ('000 tonnes) (a)								
Bingham Canyon	100 %	18.5	38.4	34.7	20.2	**33.7**	86.7	**88.6**
Escondida	30 %	96.7	89.9	88.7	84.2	**75.8**	291.8	**248.8**
Oyu Tolgoi	66 %	58.9	68.6	67.1	63.9	**74.9**	159.2	**205.9**
Rio Tinto total mine production		174.1	196.9	190.5	168.3	**184.5**	537.8	**543.3**
Refined production ('000 tonnes)								
Escondida	30 %	14.0	14.0	16.4	19.9	**16.4**	42.1	**52.8**
Kennecott (b)	100 %	13.0	38.4	34.0	20.4	**11.7**	95.2	**66.0**
Rio Tinto total refined production		27.0	52.4	50.5	40.3	**28.0**	137.3	**118.8**
Copper production – consolidated basis ('000 tonnes)								
Kennecott (b) - Production of refined metal		13.0	38.4	34.0	20.4	**11.7**	95.2	**66.0**
Escondida - Mill production (metal in concentrates) (c)		88.3	83.9	76.5	76.0	**63.0**	264.2	**215.5**
Escondida - Refined production from leach plants		14.0	14.0	16.4	19.9	**16.4**	42.1	**52.8**
Oyu Tolgoi - Metal in concentrates		89.2	103.9	101.6	96.9	**113.5**	241.3	**312.0**
Rio Tinto total production - consolidated basis		204.4	240.3	228.6	213.2	**204.5**	642.8	**646.3**

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(b) We continue to process third party concentrate to optimise smelter utilisation, including 5 thousand tonnes of cathode produced from purchased concentrate in Q3 2026. Purchased and tolled copper concentrates are excluded from reported production figures and guidance. Sales of cathodes produced from purchased concentrate are included in reported revenues.

(c) Mill production was previously reported together with recoverable copper in ore stacked for leaching as mined production.

Rio Tinto | Third quarter operations review 22

	Rio Tinto interest	Q3 2025	Q4 2025	Q1 2026	Q2 2026	**Q3 2026**	9 MTHS 2025	**9 MTHS 2026**
DIAMONDS								
Production ('000 carats)								
Diavik	100 %	1,137	1,112	1,041	33	**0**	3,317	**1,074**

GOLD								
Metal in concentrates production ('000 ounces) (a)								
Bingham Canyon	100 %	19.0	37.6	36.3	20.4	**33.2**	80.2	**89.9**
Escondida	30 %	10.6	9.6	15.7	11.9	**12.3**	36.1	**39.9**
Oyu Tolgoi	66 %	91.2	104.7	81.2	84.0	**81.6**	196.2	**246.8**
Rio Tinto total mine production		120.8	151.9	133.3	116.3	**127.1**	312.4	**376.6**
Refined production ('000 ounces)								
Kennecott (b)	100 %	19.4	31.3	37.9	21.5	**19.5**	85.4	**78.8**
Metal in concentrates production ('000 ounces) (a) - consolidated basis								
Bingham Canyon		19.0	37.6	36.3	20.4	**33.2**	80.2	**89.9**
Escondida		10.6	9.6	15.7	11.9	**12.3**	36.1	**39.9**
Oyu Tolgoi		138.2	158.6	123.1	127.3	**123.6**	297.2	**374.0**
Rio Tinto total mine production - consolidated basis		167.8	205.8	175.1	159.5	**169.1**	413.5	**503.8**

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(b) We continue to process third party concentrate to optimise smelter utilisation, including 5 thousand tonnes of cathode produced from purchased concentrate in Q3 2026. Purchased and tolled copper concentrates are excluded from reported production figures and guidance. Sales of cathodes produced from purchased concentrate are included in reported revenues.

Rio Tinto | Third quarter operations review 23

Rio Tinto share of production

	Rio Tinto interest	Q3 2025	Q4 2025	Q1 2026	Q2 2026	**Q3 2026**	9 MTHS 2025	**9 MTHS 2026**
IRON ORE								
Production ('000 tonnes) (a)								
Hamersley mines	(b)	58,574	63,972	55,828	57,369	**58,073**	165,633	**171,270**
Hope Downs	50 %	4,742	4,819	4,074	4,607	**4,788**	13,556	**13,469**
Iron Ore Company of Canada	59 %	2,348	2,187	2,023	1,714	**2,236**	7,152	**5,973**
Robe River - Pannawonica (Mesas J and A)	53 %	3,588	4,077	3,618	4,145	**3,923**	11,086	**11,686**
Robe River - West Angelas	53 %	4,917	4,436	4,246	4,817	**4,444**	12,697	**13,506**
Simandou	45% (g)	0	1,023	257	297	**1,108**	0	**1,663**
Rio Tinto iron ore production ('000 tonnes) (a)		74,168	80,515	70,045	72,949	**74,573**	210,124	**217,567**
Breakdown of Production:								
Pilbara Blend and SP10 Lump (c)		24,003	25,557	22,326	23,487	**23,220**	66,574	**69,032**
Pilbara Blend and SP10 Fines (c)		33,357	35,974	31,468	32,455	**32,897**	94,187	**96,820**
Robe Valley Lump		1,663	1,672	1,539	1,714	**1,630**	4,879	**4,882**
Robe Valley Fines		1,924	2,405	2,079	2,431	**2,294**	6,207	**6,804**
Yandicoogina Fines (HIY)		10,873	11,697	10,354	10,850	**11,189**	31,125	**32,393**
Pilbara iron ore production ('000 tonnes)		71,820	77,305	67,766	70,937	**71,229**	202,972	**209,932**
IOC Concentrate		936	785	1,010	442	**789**	3,063	**2,241**
IOC Pellets		1,411	1,402	1,013	1,272	**1,447**	4,089	**3,732**
IOC iron ore production ('000 tonnes)		2,348	2,187	2,023	1,714	**2,236**	7,152	**5,973**
Simandou iron ore production ('000 tonnes) (f)	45% (g)	0	1,023	257	297	1,108	0	**1,663**
Sales ('000 tonnes)								
Breakdown of Sales:								
Pilbara Blend Lump		17,668	19,081	14,976	17,832	**17,589**	38,602	**50,397**
Pilbara Blend Fines		33,353	34,602	27,792	33,501	**33,034**	73,697	**94,327**
Robe Valley Lump		1,330	1,371	1,173	1,503	**1,326**	3,874	**4,002**
Robe Valley Fines		2,233	2,615	2,276	2,909	**2,505**	7,103	**7,689**
Yandicoogina Fines (HIY)		10,764	12,421	8,485	11,284	**11,276**	30,749	**31,044**
SP10 Lump (c)		2,938	3,637	2,744	2,314	**3,398**	19,379	**8,456**
SP10 Fines (c)		3,155	4,975	3,740	2,831	**5,175**	27,019	**11,746**
Pilbara iron ore sales ('000 tonnes) (d)		71,441	78,702	61,186	72,173	**74,302**	200,423	**207,661**
Pilbara iron ore sales - consolidated basis ('000 tonnes) (d) (e)		73,431	80,586	62,998	74,197	**76,204**	205,954	**213,399**
IOC Concentrate		1,056	837	676	653	**686**	2,978	**2,015**
IOC Pellets		1,306	1,376	1,258	1,203	**1,535**	4,044	**3,997**
IOC Iron ore sales ('000 tonnes) (d)		2,363	2,212	1,934	1,856	**2,221**	7,022	**6,011**
Simandou iron ore sales ('000 tonnes) (h)	45% (g)	0	0	0	190	**589**	0	**779**

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets. Iron Ore production for Pilbara operations and Iron Ore Company of Canada refers to saleable production (after crushing, screening and beneficiation). For Simandou, it represents ore ready for train loading at the SimFer mine gate: final (tertiary) crushing of Simandou ore takes place in China.
(b) Includes 100% of production from Paraburdoo, Mt Tom Price, Western Turner Syncline, Marandoo, Yandicoogina, Brockman, Nammuldi, Silvergrass, Channar, Gudai-Darri, Eastern Range and Western Range mines. Whilst Rio Tinto owns 54% of the Eastern Range and the Western Range mines, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.
(c) SP10 includes other lower grade products.
(d) Sales includes material shipped to our portside trading facility in China which may not be sold onwards in the same period.
(e) While Rio Tinto has a 53% net beneficial interest in Robe River Iron Associates, it recognises 65% of the assets, liabilities, sales revenues and expenses in its accounts (as 30% is held through a 60% owned subsidiary and 35% is held through a 100% owned subsidiary). The consolidated basis sales reported here include Robe River Iron Associates on a 65% basis to enable comparison with revenue reported in the financial statements.
(f) Simandou production represents ore at the SimFer mine gate before train loading. Final crushing is undertaken in China, hence, Simandou mine gate production is not considered to be saleable production.
(g) Represents the Rio Tinto equity share of SimFer Jersey (53% owned by Rio Tinto), which owns 85% of the SimFer mine (Blocks 3&4).
(h) Simandou value chain to China: at full production targeting a ~75-to-90-day cycle, with customer collection up to a further 30 days (mine to recognised sales).

Rio Tinto | Third quarter operations review 24

Rio Tinto share of production

	Rio Tinto interest	Q3 2025	Q4 2025	Q1 2026	Q2 2026	**Q3 2026**	9 MTHS 2025	**9 MTHS 2026**
LITHIUM								
Production ('000 tonnes)								
Lithium carbonate	(a)	11.2	13.9	12.4	13.9	**12.2**	26.7	**38.4**
Lithium hydroxide	100 %	6.0	5.1	5.5	5.3	**5.8**	13.3	**16.6**
Spodumene	100 %	0.0	0.0	0.0	0.0	0.0	9.1	**0.0**
Other lithium specialities (LCE)	100 %	1.7	1.3	0.8	1.1	**1.2**	3.4	**3.0**
Total lithium carbonate equivalent (LCE) production (b)		12.5	15.4	12.7	14.6	**13.0**	30.4 (c)	**40.3**

(a) Lithium carbonate quantities reflect Rio Tinto's 66.5% ownership in Olaroz, 100% ownership in Fénix

(b) The lithium value chain is vertically integrated and as a result production volumes are not additive. Lithium Carbonate Equivalent (LCE) is derived from volumes of lithium carbonate, lithium chloride, and spodumene concentrate. These compounds are used as feedstock in downstream production.

(c) Year-to-date 2025 represents production since March following completion of the Arcadium acquisition. Q1 2025 LCE production was 5.6kt (6.5kt on a 100% basis); LCE shipments were 3.8kt (5.0kt on a 100% basis).

	Rio Tinto interest	Q3 2025	Q4 2025	Q1 2026	Q2 2026	**Q3 2026**	9 MTHS 2025	**9 MTHS 2026**
MOLYBDENUM								
Mine production ('000 tonnes) (a)								
Bingham Canyon	100 %	1.3	1.7	2.5	1.5	**0.9**	3.5	**4.9**

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

	Rio Tinto interest	Q3 2025	Q4 2025	Q1 2026	Q2 2026	**Q3 2026**	9 MTHS 2025	**9 MTHS 2026**
SALT								
Production ('000 tonnes)								
Dampier Salt	68 %	1,197	1,342	951	1,176	**828**	3,408	**2,955**

	Rio Tinto interest	Q3 2025	Q4 2025	Q1 2026	Q2 2026	**Q3 2026**	9 MTHS 2025	**9 MTHS 2026**
SILVER								
Metal in concentrates production ('000 tonnes) (a)								
Bingham Canyon	100 %	282	556	536	287	**471**	1,178	**1,294**
Escondida	30 %	583	653	834	658	**537**	1,690	**2,029**
Oyu Tolgoi	66 %	369	441	406	392	**466**	998	**1,264**
Rio Tinto total mine production		1,233	1,650	1,777	1,336	**1,474**	3,866	**4,587**
Refined production ('000 ounces)								
Kennecott (b)	100 %	254	439	632	327	**335**	1,399	**1,293**

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.
(b) We continue to process third party concentrate to optimise smelter utilisation, including 5 thousand tonnes of cathode produced from purchased concentrate in Q3 2026. Purchased and tolled copper concentrates are excluded from reported production figures and guidance. Sales of cathodes produced from purchased concentrate are included in reported revenues.

Rio Tinto | Third quarter operations review 25

	Rio Tinto interest	Q3 2025	Q4 2025	Q1 2026	Q2 2026	**Q3 2026**	9 MTHS 2025	**9 MTHS 2026**
TITANIUM DIOXIDE SLAG								
Production ('000 tonnes)								
Rio Tinto Iron & Titanium (a)	100 %	261	222	218	227	**217**	753	**662**

(a) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals (RBM).

Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the year to date figures.

Rio Tinto percentage interest shown above is at 30 September 2026.

Rio Tinto | Third quarter operations review 26

Rio Tinto operational data

	Rio Tinto interest	Q3 2025	Q4 2025	Q1 2026	Q2 2026	**Q3 2026**	9 MTHS 2025	**9 MTHS 2026**
ALUMINA								
Smelter Grade Alumina - Aluminium Group								
Alumina production ('000 tonnes)								
Australia								
Queensland Alumina Refinery - Queensland	80 %	871	887	839	859	**898**	2,601	**2,596**
Yarwun refinery - Queensland	100 %	743	781	724	695	**715**	2,162	**2,134**
Brazil								
São Luis (Alumar) refinery	10 %	984	984	977	973	**957**	2,812	**2,907**
Canada								
Jonquière (Vaudreuil) refinery - Quebec (a)	100 %	323	351	349	322	**332**	1,018	**1,003**

(a) Jonquière's (Vaudreuil's) production shows smelter grade alumina only and excludes hydrate produced and used for specialty alumina.

Speciality Alumina - Aluminium Group								
Speciality alumina production ('000 tonnes)								
Canada								
Jonquière (Vaudreuil) plant – Quebec	100 %	26	29	28	28	**31**	81	**87**

Rio Tinto percentage interest shown above is at 30 September 2026. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | Third quarter operations review 27

Rio Tinto operational data

	Rio Tinto interest	Q3 2025	Q4 2025	Q1 2026	Q2 2026	**Q3 2026**	9 MTHS 2025	**9 MTHS 2026**
ALUMINIUM								
Primary Aluminium								
Primary aluminium production ('000 tonnes)								
Australia								
Bell Bay smelter - Tasmania	100 %	49	48	47	47	**48**	142	**142**
Boyne Island smelter - Queensland	74 %	127	127	124	125	**130**	377	**379**
Tomago smelter - New South Wales	52 %	145	148	141	143	**147**	426	**431**
Canada								
Alma smelter - Quebec	100 %	122	123	120	122	**123**	362	**365**
Alouette (Sept-Îles) smelter - Quebec	40 %	149	158	158	159	**158**	458	**474**
Arvida smelter - Quebec	100 %	34	24	20	13	**0**	106	**33**
Arvida AP60 smelter - Quebec	100 %	15	16	15	17	**22**	45	**53**
Bécancour smelter - Quebec	25 %	118	119	117	117	**115**	351	**349**
Grande-Baie smelter - Quebec	100 %	58	58	57	57	**58**	171	**172**
Kitimat smelter - British Columbia	100 %	103	101	105	108	**110**	305	**322**
Laterrière smelter - Quebec	100 %	64	63	62	62	**63**	188	**187**
Iceland								
ISAL (Reykjavik) smelter	100 %	51	52	52	53	**53**	150	**157**
New Zealand								
Tiwai Point smelter	100 %	82	83	82	83	**84**	232	**249**
Oman								
Sohar smelter	20 %	101	100	99	102	**101**	301	**302**
Recycled Aluminium								
Recycled aluminium production ('000 tonnes)								
Matalco	50 %	135	124	121	140	**139**	415	**400**

Rio Tinto percentage interest shown above is at 30 September 2026. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | Third quarter operations review 28

Rio Tinto operational data Rio Tinto interest Q3 2025 Q4 2025 Q1 2026 Q2 2026 Q3 2026 9 MTHS 2025 9 MTHS 2026 BAUXITE Bauxite production ('000 tonnes) Australia Gove mine - Northern Territory 100% 3,244 3,040 3,109 3,229 3,154 9,688 9,491 Weipa mine - Queensland 100% 10,788 10,021 7,903 9,407 10,296 29,442 27,605 Brazil Porto Trombetas (MRN) mine 22% 3,134 2,997 2,379 2,627 3,113 8,563 8,118 Guinea Sangaredi mine (a) 23% 3,712 3,725 3,880 4,414 3,578 13,307 11,872 Rio Tinto share of bauxite shipments Share of total bauxite shipments ('000 tonnes) 16,396 15,102 13,427 15,305 15,871 46,456 44,603 Share of third party bauxite shipments ('000 tonnes) (b) 11,843 10,638 9,221 10,614 11,574 33,131 31,409 (a) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production. (b) Sangaredi's third-party bauxite shipments for 2025 and Q1 2026 were restated following a reclassification between internal and third- party shipments. This has no impact on total bauxite shipments. Rio Tinto interest Q3 2025 Q4 2025 Q1 2026 Q2 2026 Q3 2026 9 MTHS 2025 9 MTHS 2026 BORATES US Borates ('000 tonnes) (a) 100% 128 124 128 137 132 377 396 (a) Production is expressed as B2O3 content. Rio Tinto interest Q3 2025 Q4 2025 Q1 2026 Q2 2026 Q3 2026 9 MTHS 2025 9 MTHS 2026 COPPER & GOLD Escondida 30 % Chile Sulphide ore to concentrator ('000 tonnes) 36,721 35,628 34,225 35,862 31,429 106,100 101,517 Average copper grade (%) 0.94 0.91 0.88 0.85 0.81 0.99 0.85 Contained copper ('000 tonnes) 294.2 279.7 255.1 253.5 210.0 880.8 718.5 Contained gold ('000 ounces) 35.3 31.9 52.5 39.7 40.9 120.2 133.1 Contained silver ('000 ounces) 1,942 2,176 2,780 2,193 1,790 5,634 6,764 Recoverable copper in ore stacked for leaching ('000 tonnes) (a) 28.1 20.0 40.7 27.3 42.8 91.9 110.8 Refined production from leach plants: Copper cathode production ('000 tonnes) 46.5 46.7 54.8 66.4 54.7 140.4 175.8 Sales of metals: Copper in concentrates ('000 tonnes) (b) 258 278 252 234 211 853 696 Copper cathode ('000 tonnes) 38 50 50 72 48 138 170 Gold ('000 ounces) (b) 35 32 52 40 41 120 133 Silver ('000 ounces) (b) 1,942 2,176 2,780 2,193 1,790 5,634 6,764 (a) The calculation of copper in material mined for leaching is based on ore stacked at the leach pad. (b) Payable metals in concentrates. Rio Tinto percentage interest shown above is at 30 September 2026. The data represents production and sales on a 100% basis unless otherwise stated. Rio Tinto | Third quarter operations review 29

Rio Tinto operational data

	Rio Tinto interest	Q3 2025	Q4 2025	Q1 2026	Q2 2026	**Q3 2026**	9 MTHS 2025	**9 MTHS 2026**
COPPER & GOLD (continued)								
Kennecott								
Bingham Canyon mine	100 %							
Utah, US								
Ore treated ('000 tonnes)		5,928	11,249	10,168	6,640	**9,726**	25,897	**26,534**
Average ore grade:								
Copper (%)		0.37	0.41	0.41	0.36	**0.40**	0.40	**0.40**
Gold (g/t)		0.16	0.18	0.17	0.13	**0.20**	0.15	**0.17**
Silver (g/t)		2.11	2.31	2.32	1.95	**2.23**	2.04	**2.19**
Molybdenum (%)		0.047	0.027	0.046	0.049	**0.028**	0.034	**0.040**
Copper concentrates produced ('000 tonnes)		75	162	152	83	**139**	381	**375**
Average concentrate grade (% Cu)		24.6	23.2	22.8	24.2	**24.2**	22.7	**23.6**
Production of metals in copper concentrates:								
Copper ('000 tonnes) (a)		18.5	38.4	34.7	20.2	**33.7**	86.7	**88.6**
Gold ('000 ounces)		19.0	37.6	36.3	20.4	**33.2**	80.2	**89.9**
Silver ('000 ounces)		282	556	536	287	**471**	1,178	**1,294**
Molybdenum concentrates produced ('000 tonnes):		3.3	4.2	5.7	3.7	**2.6**	8.5	**12.0**
Molybdenum in concentrates ('000 tonnes)		1.3	1.7	2.5	1.5	**0.9**	3.5	**4.9**
Kennecott smelter & refinery	100 %							
Copper concentrates smelted ('000 tonnes)		131	194	98	167	**151**	417	**416**
Copper anodes produced ('000 tonnes) (b)		27.8	37.9	19.7	25.4	**13.8**	97.5	**58.9**
Production of refined metal:								
Copper ('000 tonnes) (c)		13.0	38.4	34.0	20.4	**11.7**	95.2	**66.0**
Gold ('000 ounces) (d)		19.4	31.3	37.9	21.5	**19.5**	85.4	**78.8**
Silver ('000 ounces) (d)		254	439	632	327	**335**	1,399	**1,293**
Sales of refined metal:								
Copper ('000 tonnes) (c)		10.2	41.9	33.4	20.9	**10.5**	92.7	**64.8**
Gold ('000 ounces)		17.7	29.7	36.0	20.8	**18.5**	82.2	**75.2**
Silver ('000 ounces)		230	427	604	328	**325**	1,355	**1,257**

(a) Includes a small amount of copper in precipitates.
(b) New metal excluding recycled material.
(c) We continue to process third party concentrate to optimise smelter utilisation, including 5 thousand tonnes of cathode produced from purchased concentrate in Q3 2026. Purchased and tolled copper concentrates are excluded from reported production figures and guidance. Sales of cathodes produced from purchased concentrate are included in reported revenues.
(d) Includes gold and silver in intermediate products.

Rio Tinto percentage interest shown above is at 30 September 2026. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | Third quarter operations review 30

Rio Tinto operational data

	Rio Tinto interest	Q3 2025	Q4 2025	Q1 2026	Q2 2026	**Q3 2026**	9 MTHS 2025	**9 MTHS 2026**
COPPER & GOLD (continued)								
Oyu Tolgoi mine	66 %							
Mongolia								
Ore Treated ('000 tonnes) - Open Pit		7,282	7,926	7,334	6,639	**7,390**	21,588	**21,363**
Ore Treated ('000 tonnes) - Underground		2,870	3,406	3,500	3,263	**3,768**	8,503	**10,531**
Ore Treated ('000 tonnes) - Total		10,153	11,332	10,834	9,902	**11,159**	30,090	**31,894**
Average mill head grades:								
Open Pit								
Copper (%)		0.54	0.55	0.54	0.53	**0.51**	0.48	**0.53**
Gold (g/t)		0.58	0.62	0.46	0.52	**0.38**	0.40	**0.45**
Silver (g/t)		1.13	1.16	1.08	1.11	**1.12**	1.07	**1.10**
Underground								
Copper (%)		2.16	2.20	2.16	2.28	**2.36**	2.11	**2.27**
Gold (g/t)		0.63	0.59	0.61	0.61	**0.65**	0.60	**0.62**
Silver (g/t)		4.87	4.94	4.81	4.98	**5.14**	4.71	**4.98**
Total								
Copper (%)		1.00	1.05	1.06	1.11	**1.14**	0.94	**1.10**
Gold (g/t)		0.59	0.61	0.51	0.55	**0.47**	0.45	**0.51**
Silver (g/t)		2.19	2.29	2.29	2.38	**2.48**	2.10	**2.38**
Copper concentrates produced ('000 tonnes)		394.9	464.3	465.3	406.6	**493.4**	1,079.9	**1,365.3**
Average concentrate grade (% Cu)		22.6	22.4	21.8	23.8	**23.0**	22.3	**22.9**
Production of metals in concentrates:								
Copper in concentrates ('000 tonnes)		89.2	103.9	101.6	96.9	**113.5**	241.3	**312.0**
Gold in concentrates ('000 ounces)		138.2	158.6	123.1	127.3	**123.6**	297.2	**374.0**
Silver in concentrates ('000 ounces)		559	668	616	594	**706**	1,512	**1,915**
Sales of metals in concentrates (a):								
Copper in concentrates ('000 tonnes)		80.9	92.4	105.1	98.8	**106.8**	225.0	**310.6**
Gold in concentrates ('000 ounces)		121.2	144.2	137.5	127.7	**118.4**	269.9	**383.5**
Silver in concentrates ('000 ounces)		474	557	614	568	**623**	1,327	**1,805**

(a) Sales of metals in concentrates refer to the payable metals in concentrates collected by customers from the Mongolia/China border.

	Rio Tinto interest	Q3 2025	Q4 2025	Q1 2026	Q2 2026	**Q3 2026**	9 MTHS 2025	**9 MTHS 2026**
DIAMONDS								
Diavik Diamonds	100 %							
Northwest Territories, Canada								
Ore processed ('000 tonnes)		515	489	442	0	**0**	1,419	**442**
Diamonds recovered ('000 carats)		1,137	1,112	1,041	33	**0**	3,317	**1,074**

Rio Tinto percentage interest shown above is at 30 September 2026. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | Third quarter operations review 31

Rio Tinto operational data

	Rio Tinto interest	Q3 2025	Q4 2025	Q1 2026	Q2 2026	**Q3 2026**	9 MTHS 2025	**9 MTHS 2026**
IRON ORE								
Rio Tinto Iron Ore								
Western Australia								
Pilbara Operations								
Saleable iron ore production ('000 tonnes)								
Hamersley mines	(a)	58,574	63,972	55,828	57,369	**58,073**	165,633	**171,270**
Hope Downs	50 %	9,484	9,639	8,148	9,214	**9,576**	27,112	**26,938**
Robe River - Pannawonica (Mesas J and A)	53 %	6,769	7,693	6,826	7,820	**7,403**	20,917	**22,049**
Robe River - West Angelas	53 %	9,276	8,370	8,011	9,088	**8,385**	23,956	**25,484**
Total production ('000 tonnes)		84,104	89,674	78,813	83,491	**83,437**	237,618	**245,741**
Breakdown of total production:								
Pilbara Blend and SP10 Lump (b)		28,545	29,678	26,031	27,644	**27,381**	78,371	**81,056**
Pilbara Blend and SP10 Fines (b)		37,917	40,606	35,603	37,176	**37,464**	107,205	**110,243**
Robe Valley Lump		3,138	3,155	2,903	3,234	**3,075**	9,206	**9,212**
Robe Valley Fines		3,631	4,538	3,923	4,586	**4,328**	11,711	**12,837**
Yandicoogina Fines (HIY)		10,873	11,697	10,354	10,850	**11,189**	31,125	**32,393**
Breakdown of total shipments:								
Pilbara Blend Lump		21,142	21,362	16,799	20,858	**20,025**	46,106	**57,683**
Pilbara Blend Fines		38,477	39,448	32,170	37,831	**36,947**	86,760	**106,948**
Robe Valley Lump		2,510	2,588	2,214	2,835	**2,503**	7,310	**7,551**
Robe Valley Fines		4,214	4,934	4,294	5,488	**4,726**	13,402	**14,507**
Yandicoogina Fines (HIY)		10,764	12,421	8,485	11,284	**11,276**	30,749	**31,044**
SP10 Lump (b)		3,643	4,720	3,996	3,559	**4,522**	21,665	**12,076**
SP10 Fines (b)		3,597	5,787	4,430	3,409	**5,683**	28,982	**13,521**
Total shipments ('000 tonnes) (c)		84,346	91,259	72,387	85,264	**85,681**	234,973	**243,331**
Iron Ore Company of Canada	59 %							
Newfoundland & Labrador and Quebec in Canada								
Saleable iron ore production:								
Concentrates ('000 tonnes)		1,594	1,337	1,720	753	**1,344**	5,216	**3,816**
Pellets ('000 tonnes)		2,403	2,388	1,724	2,166	**2,464**	6,964	**6,355**
IOC Total production ('000 tonnes)		3,998	3,725	3,444	2,919	**3,808**	12,180	**10,171**
Shipments:								
Concentrates ('000 tonnes)		1,799	1,425	1,151	1,112	**1,168**	5,072	**3,431**
Pellets ('000 tonnes)		2,225	2,343	2,143	2,049	**2,614**	6,886	**6,806**
IOC Total Shipments ('000 tonnes) (c)		4,024	3,768	3,294	3,161	**3,782**	11,958	**10,237**
Simandou	45% (e)							
Simandou iron ore production ('000 tonnes) (d)		0	2,271	570	660	**2,460**	0	**3,691**
Simandou iron ore sales ('000 tonnes)		0	0	0	422	**1,307**	0	**1,729**
Global Iron Ore Totals								
Iron Ore Production ('000 tonnes) (f)		88,102	95,670	82,828	87,070	**89,705**	249,798	**259,604**
Iron Ore Sales ('000 tonnes) (g)		88,369	95,027	75,681	88,847	**90,770**	246,931	**255,297**

(a) Includes 100% of production from Paraburdoo, Mt Tom Price, Western Turner Syncline, Marandoo, Yandicoogina, Brockman, Nammuldi, Silvergrass, Channar, Gudai-Darri, Eastern Range and Western Range mines. Whilst Rio Tinto owns 54% of the Eastern Range and the Western Range mines, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.
(b) SP10 includes other lower grade products.
(c) Sales includes material shipped to our portside trading facility in China which may not be sold onwards in the same period.
(d) Simandou production represents crushed ore at the SimFer mine gate before train loading. Final crushing is undertaken in China, hence, Simandou mine gate production is not considered to be saleable production. There is 7.9Mt (100% SimFer) stockpiled uncrushed ore at the Simfer mine.
(e) Represents Rio Tinto's equity share of SimFer Jersey (53% owned by Rio Tinto), which owns 85% of the SimFer mine (Blocks 3&4).
(f) Iron Ore production for Pilbara operations and Iron Ore Company of Canada (IOC) refers to saleable production (after crushing, screening and beneficiation). For Simandou, it represents ore ready for train loading at the SimFer mine gate: final (tertiary) crushing of Simandou ore takes place in China.
(g) Includes all shipments from Pilbara and IOC, including those to our Portside trading business; excludes shipments from our Portside trading business. For the Simandou value chain to China: at full production targeting a ~75-to-90-day cycle, with customer collection up to a further 30 days (mine to recognised sales).
Rio Tinto percentage interest shown above is at 30 September 2026. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | Third quarter operations review 32

Rio Tinto operational data

	Rio Tinto interest	Q3 2025	Q4 2025	Q1 2026	Q2 2026	**Q3 2026**	9 MTHS 2025	**9 MTHS 2026**
LITHIUM								
Lithium production ('000 tonnes)								
Lithium carbonate (a)	(a)	14.0	17.1	14.9	16.4	**14.2**	32.9	**45.5**
Lithium hydroxide	100 %	6.0	5.1	5.5	5.3	**5.8**	13.2	**16.6**
Spodumene	100 %	0.0	0.0	0.0	0.0	**0.0**	9.1	**0.0**
Other lithium specialities (LCE)	100 %	2.1	0.9	0.8	1.1	**1.2**	3.7	**3.0**
Total lithium carbonate equivalent (LCE) production (b)		15.2	18.4	15.3	17.1	**15.0**	33.7 (c)	**47.4**
Third party shipments ('000 tonnes)								
Lithium carbonate (a)	(a)	11.5	14.9	9.8	10.4	**10.6**	21.4	**30.8**
Lithium hydroxide	100 %	4.6	6.4	4.1	4.8	**4.7**	10.7	**13.6**
Spodumene	100 %	30.6	0.0	0.0	0.0	**0.0**	53.2	**0.0**
Other lithium specialities (LCE)	100 %	0.4	0.4	0.6	0.7	**0.8**	1.1	**2.1**
Total lithium carbonate equivalent shipments ('000 LCE)		20.2	21.4	14.2	15.7	**15.8**	39.4 (c)	**45.8**

(a) Lithium carbonate quantities reflect our 100% share of Olaroz shipments, of which Rio Tinto's ownership is 66.5%.

(b) The lithium value chain is vertically integrated and as a result production volumes are not additive. Lithium Carbonate Equivalent (LCE) is derived from volumes of lithium carbonate, lithium chloride, and spodumene concentrate. These compounds are used as feedstock in downstream production.

(c) Year-to-date 2025 represents production since March following completion of the Arcadium acquisition. Q1 2025 LCE production was 5.6kt (6.5kt on a 100% basis); LCE shipments were 3.8kt (5.0kt on a 100% basis).

	Rio Tinto interest	Q3 2025	Q4 2025	Q1 2026	Q2 2026	**Q3 2026**	9 MTHS 2025	**9 MTHS 2026**
SALT								
Dampier Salt (a)	68 %							
Western Australia								
Salt production ('000 tonnes)		1,751	1,963	1,392	1,720	**1,211**	4,986	**4,322**
TITANIUM DIOXIDE SLAG								
Rio Tinto Iron & Titanium	100 %							
Canada and South Africa								
(Rio Tinto share) (a)								
Titanium dioxide slag ('000 tonnes)		261	222	218	227	**217**	753	**662**

(a) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals' production. Ilmenite mined in Madagascar is being processed in Canada.

Rio Tinto percentage interest shown above is at 30 September 2026. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | Third quarter operations review 33